UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*
OSAGE Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68764U106
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☒    Rule 13d-1(b)

    ☐     Rule 13d-1(c)

    ☐     Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 68764U106

1	NAME OF REPORTING PERSONS Friedlander & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 243,598
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 243,598(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
The percent ownership calculated is based upon an aggregate of 2,783,645 shares outstanding as of October 31, 2009.  This amount includes the 43,998 shares in which Theodore Friedlander III reports beneficial ownership as a result of having sole voting power over such shares.

Page 2 of 6 Pages

CUSIP No. 68764U106

1	NAME OF REPORTING PERSONS Theodore Friedlander III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,998
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER See Item 2(a) below
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,998(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%(1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	The percent ownership calculated is based upon an aggregate of 2,783,645 shares outstanding as of October 31, 2009.

Page 3 of 6 Pages

CUSIP No. 68764U106

Item 1(a).	Name of Issuer: OSAGE Bancshares, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 239 East Main Street Pawhuska, OK 74056
Item 2(a).
Name of Person Filing:

The persons filing this Schedule 13G are Friedlander & Co., Inc. (“Friedlander”)  and Theodore Friedlander III.  Theodore Friedlander III is a controlling person of Friedlander and as such may be deemed to beneficially own the shares of Common Stock of OSAGE Bancshares, Inc. beneficially owned by Friedlander.  Mr. Friedlander beneficially owns less than 1% of the shares held by Friedlander and disclaims beneficial ownership of all other shares held by Friedlander.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 322 East Michigan Street, Suite 250 Milwaukee, WI 53202
Item 2(c).	Citizenship: Friedlander is a Wisconsin corporation. Theodore Friedlander III is a citizen of the United States.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 68764U106
Item 3.
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Page 4 of 6 Pages

CUSIP No. 68764U106

Item 4.
Ownership

Friedlander & Co., Inc.

(a)            Amount Beneficially Owned:  243,598*

(b)    Percent of Class:  8.8%

(c)            Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:  0

(ii)           shared power to vote or to direct the vote:  0

(iii)           sole power to dispose or to direct the disposition of:  243,598

(iv)           shared power to dispose or to direct the disposition of: 0

Theodore Friedlander III

(a)            Amount Beneficially Owned:  43,998*

(b)            Percent of Class:  1.6%

(c)            Number of shares as to which such person has:

(i)           sole power to vote or to direct the vote:  43,998

(ii)           shared power to vote or to direct the vote:  0

(iii)           sole power to dispose or to direct the disposition of:

See Item 2(a) above

(iv)           shared power to dispose or to direct the disposition of:  0

Item 5.	Ownership of Five Percent or Less of a Class. N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A
Item 8.	Identification and Classification of Members of the Group. N/A
________________
*
Friedlander & Co., Inc. and Theodore Friedlander III share beneficial ownership over the same 43,998 shares, and these shares are part of the aggregate 243,598 shares in which Friedlander & Co., Inc. reports beneficial ownership as a result of having sole dispositive power over such shares.

Page 5 of 6 Pages

CUSIP No. 68764U106

Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1. Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed February 17, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2010

FRIEDLANDER & CO., INC.

By: /s/ Theodore Friedlander III
Theodore Friedlander III
President and Secretary

/s/ Theodore Friedlander III
Theodore Friedlander III

Page 6 of 6 Pages